

The First Fan-Funded Record Company

A Transition in Music Releases

Artists globally are constantly seeking new ways to better manage, control, and sustain their careers, including creative ways to engage their fans to help them reach their goals.

SongVest Records has developed a model to support this new music economy, allowing fans, artists and our label to collaborate in an entirely unique way to promote new music releases.



Fans/Investors

Unique support for artists through label ownership

Record Labels

A new "street team" to increase sales & streaming

Artists

Fans that are emotionally AND financially invested
+
A fully transparent label team

VISION

The world's first record label co-owned by music fans, where their ownership allows for participation in artist discovery, promotion, and the opportunity to share in its financial success.



Artists &
Record Labels



Fans /
Investors

Why Now?

A multitude of events are creating a unique opportunity

- Artists
  - Desire independence and ownership of content
  - Recognize the benefits labels and their teams can bring *IF* their model is truly mutually beneficial and transparent
  - Seek new channels to engage fans to increase sales & streams
- Fans
  - Used to Kickstarter/Indiegogo types of fund raises
  - Constantly seek new ways to support the artists they are passionate about
- SongVest Records Model
  - Allows for general public investors to become part of the ownership group, and to help elevate the artist roster and participate in its success.

Royalty Investment Evolution

(Old) Advances – Catalog Sales – Label Financing

- Time limits on advances (e.g., 24 months)
- Songwriting/Publishing catalogs bought and sold by industry insiders
- Label financing provided by private investors

(Newer) Royalty Exchange & Crowdfunding

- Allows the selling of future royalty streams to one investor
- Crowdfunding to support new recordings (some tangible benefits, but no investment model)

(Now) SongVest Records

- Fans now own a security that generates income through the success of recordings they helped finance (bi-annual payments), essentially, sharing in recorded music royalties.
- Fans also act as a "street team" to assist in artist discovery, and to promote the artist roster through a variety of platforms.

Fan Participation Evolution

Historical

- Purchase music releases, attend concerts, and buy merchandise.

Modern

- More actively support artists through social media engagement
- In certain instances, the ability to pay to meet their favorite artists.
- Help finance certain releases through crowdfunding platforms

Future

- Provide financial and marketing support for artists *and* share in their success
- Actively engage in the music industry in a manner previously only reserved for label owners and industry insiders

Recorded Music Revenue Trends

Music royalties are paid to artists, songwriters, record labels, publishers, producers and more



$20.2B (1)

2019 global recorded music revenue

5k+ U.S. record labels
20k+ album releases yearly

Positive trends include (sources below):

- Global recorded music revenue grew 8.2% to $20.2 billion. It is projected to increase to $45 billion by 2030 per Goldman Sachs Analyst Lisa Yang.

- It was the fifth consecutive year of industry revenue growth following declines in 13 of 14 previous years.

- The U.S. recorded music business grew by 10.5%. Vinyl releases continued to outperform expectations, tallying more than double the 2018 growth rate.

- The global digital streaming subscriber base grew 33.5%, driven by a total of 341 million users of paid accounts.

(1) IFPI Global Music Report – The Industry in 2019
(2) 2019 RIAA Music Industry Revenue Statistics Report
(3) https://www.rollingstone.com/music/music-news/goldman-sachs-music-industry-report-844935/

Management Team



Sean Peace
CEO/Founder

Started several companies including the first two companies to sell music royalties, with the last one being Royalty Exchange that he exited in 2015.



Roy D'Souza
President/Founder

Co-founder of the SongVest platform and former Managing Director of the Intellectual Property Valuation practice at Ocean Tomo.

Marketing Team





Jay Gilbert
Co-Founder/Label Logic

30-year history in the music and media industries, specializing in content marketing. Currently the head of Digital Strategy for label services company Label Logic.

Jeff Moskow
Co-Founder/Label Logic

30-year history in the music and media industries, specializing in A&R and content marketing. Currently the General Manager for label services company Label Logic.

Strategic Advisor



Dominic Pandiscia

30-year industry veteran with senior management roles at Capitol Records, Virgin Records, EMI, and Caroline. Owner of Sunday Artist, LLC, a premier intellectual property, music, and media consulting company.

Competition

DIRECT COMPETITION

There are over 5,000 record labels in the U.S. alone.

The "Big 3" (Sony, Universal, Warner) and their entire label roster command over 60% of recorded music revenue annually.

However, market share for all independent labels has been increasing each year, and now makes up approximately 40% of recorded music revenue.

CONTIGUOUS COMPETITION

    



Fanvestory

Risks

Three Main Risk Areas

Funding – We may fail to raise enough money in our initial funding rounds to support the signing and necessary recording, marketing and promotion budgets for multiple artists.

Artists – We may fail to sign to our roster a material number of commercially viable artists.

Financial – We may fail to execute on our business plan, and there is no guarantee that we will be profitable in any year.

A detailed list of risks is provided in our Form C filing with the Securities & Exchange Commission

Current Trends
COVID-19 Impact*

Consumption

Music copyright monetization, as leveraged through streaming consumption, is an uncorrelated asset largely unaffected by the economic impact of COVID-19.

- Video streaming is surging (sometimes at the expense of audio streaming due to the lack of work commuting, time spent in gyms, etc.). The weekly volume of music video consumption is up 13% for the year.

- Over 60% of people are engaging more with entertainment during this pandemic, with 64% of consumers relying on music to keep them entertained while inside.

- 38% have added a music streaming platform as a new service, with over half intending to retain the subscription after the pandemic passes.

- 52% of households with children would favor a brand that would support artists.

*Billboard/Nielsen Music – "COVID-19: Tracking the Impact on the Entertainment Landscape"

Current Trends

COVID-19 Impact*

Artist Monetization Strategies

Artists and labels are finding more creative ways than ever to monetize their content due to the near-term loss of touring revenue and related at-show merchandise sales.

- Ticketed "at home" concert performances.

- Unique merchandise sold for "at home" live performances.

- Increased audio and video content creation, resulting in increased assets that can be monetized.

- Artist-direct content subscription opportunities.

*Billboard/Nielsen Music – "COVID-19: Tracking the Impact on the Entertainment Landscape"

Use of Funds up to $1m

Up to 24 months of operating capital

- Crowdfunding platform fee – 5% of amount raised in each round
- Technology – $50,000
    - Website development and hosting
    - App development, testing, launch and support
    - Part-time Chief Technology Officer
- Recording budgets, per release – $25,000 - $50,000 (can be lower)
- Marketing & promotion, per release – $25,000 - $50,000
- Promotion of each crowdfunding raise (PR & Digital Ad spend) – $1,000 - 4,000 per
- Distribution costs – 15% of all recorded music revenue (digital), 25% for physical
- Annual Salaries – CEO, President, & Strategic Advisor - $50,000 each
- Legal costs – Entertainment industry lawyers/$5,000 average per artist contract. Recording contract template in place for all future negotiations that should minimize these expenses.

Why We Will Win

- This is our second go around with Music Royalty Funding
  - Sean Peace started The Royalty Exchange, the first music royalty marketplace, and sold it via a successful exit in 2015.
  - Leveraging the best of what worked at Royalty Exchange

- Deep label experience
  - Dominic Pandiscia, Jay Gilbert and Jeff Moskow have over a combined 70 years of major and independent label experience.
  - They've worked at Universal Music Group, Sanctuary Records, Capitol Records, EMI, Virgin Records, and Caroline.

- Fan Engagement Platform
  - Building and continuously innovating will keep us ahead of the competition
  - Our fan-investors will be a part of our "A&R" artist discovery and marketing/promotion team

2020 Accomplishments

- Met all four company goals for the first quarter of 2020:

    - In our first Regulation CF raise, exceeded the minimum $50,000 target

    - Signed a global audio and video distribution deal with Symphonic

    - Signed a non-exclusive licensing/synchronization partnership deal with SoStereo (allowing our artists the opportunity for Ad/TV/Film placements)

    - Signed the first artist to the SongVest Records label (Kate Clover)

2020 Goals / 2nd – 4th Quarter

- Successful second round Regulation CF raise, meeting or exceeding the minimum $25,000 target (Q2).

- Release and successful promotion of Kate Clover singles and full-length album

- Signing of additional key partnerships for artist discovery & investor education

- Complete at least one additional and successful Regulation CF raise

- Signing 2-3 additional artists to our roster

- Successful beta development of our proprietary technology platform to support fan-investor music discovery, artist promotion, and gamification.

Appendix

Appendix A
Frequently Asked Questions

1. **What is unique about SongVest Records?**

   A. It's the first record label where music fans/investors can purchase an ownership share and be involved in the very first stages of a record label. This opportunity has never previously existed. The shares may provide an investment return from future music recordings and potentially other income streams available to the label. The potential investment returns may come in the form of participating in a portion of the gross revenue generated by the record label (via these royalty shares), and to participate in any appreciation in the value of the company.

2. **Who are the initial owners of the company?**

   A. Sean Peace, Roy D'Souza, Dominic Pandiscia, Label Logic, LLC (owned by Jay Gilbert and Jeff Moskow), and, each of the investors that participate in each successful round of our "Regulation CF" offerings.

3. **If the crowdfunding-based capital raising process is successful, how much ownership interest will these Regulation CF investors have in the company?**

   A. 10%

4. **Can this initial ownership percentage be reduced through subsequent funding rounds?**

   A. Our goal is that this class of shareholders always own 10% of the company. Given subsequent rounds each Class R shareholder may own a smaller portion of this 10% total, but our goal is to keep this class at 10% equity ownership in SongVest Records.

Appendix A (continued)
Frequently Asked Questions

5. **How are the shares priced?**

    A. Our goal is to encourage widespread participation in our company and model on a global scale. Therefore, each share is priced at $5 (minimum purchase requirement in each round; e.g., Round 1 - 20 shares; Round 2 - 10 shares).

6. **Will the shares be rated for quality, either by SongVest, the Securities and Exchange Commission, or independent analysts?**

    A. There is currently no rating system for these assets. Potential investors will have access to information provided through the Bumper Collective portal on which to base their investment decision.

7. **What income streams will investors participate in?**

    A. Investors will share in all forms of recorded music revenue earned by the label. These include, but may not be limited to, downloads and streams, physical sales (CD, vinyl), public airplay including use in productions and advertisements, and in some instances could include tour and merchandising revenue if our label in sharing in those income streams per our artist contracts. Investors will have written confirmation of all income streams they will share in with each artist signed to SongVest Records.

8. **Which level of SongVest Records income are the Regulation CF investors sharing in, and at which percentage?**

    A. 5% of top line/unadjusted gross revenue, paid out twice per year. SongVest will have its annual financial statements either reviewed or fully audited by a third party certified public accountant. The results of the audit will be shared will all investors.

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